

September 12, 2012

<u>Via E-mail</u>
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

**Re:    ABCO Energy, Inc.**
**Amendment No. 5 to Offering Statement on Form 1-A**
**Filed August 28, 2012**
**File No. 024-10226**

Dear Mr. O'Dowd:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Circular Summary, page 9</u>
<u>The Offering, page 11</u>
<u>Minimum number of shares to be sold in this offering, page 11</u>

1.  We note you indicate that there is no minimum number of shares to be sold in the offering.  We also note your Cover Page and the Plan of Distribution section indicates that the company will not have access to investors' funds until the offering reaches its minimum amount of $1,250,000.  Please revise your disclosure as appropriate or advise.

<u>Termination of the Offering, page 12</u>

2.  Please revise to clarify, if true, that the offering will terminate within 365 days regardless of whether the minimum proceeds have been received.

Directors, Executive Officers, Promoters and Control Persons, page 37

3. We note that you deleted your disclosure regarding Mr. Shorey being a promoter. We note your disclosure in the Security Ownership of Certain Beneficial Owners and Management section that "Mr. Shorey is a founder of the company …." Please provide us with the analysis you used in making the determination that Mr. Shorey is not a promoter.

Financial Statements

4. The financial statements should be updated, as necessary, to comply with Form 1-A, Part F/S.

Exhibits

5. We reissue comment 23 of our letter dated August 7, 2012. It is unclear why you have not filed a final version of the escrow agreement. Please advise or file the final agreement with an amended Form 1-A.

6. We partially reissue comment 25 of our letter dated August 7, 2012. Please delete the representation that the subscriber has "read and is familiar with … the OC and the section captioned 'Risk Factors' … and all other documents in connection with this Offering" and that the subscriber is "very capable of evaluating the risks and merits of the prospective investment in the Shares." If such representations are included because of state law or other requirement, a copy of the requirement should be furnished to us as supplemental information. In addition, it should be noted that the federal securities laws specifically provide that any such waivers would be unenforceable. We may have further comment.

7. We partially reissue comment 26 of our letter dated August 7, 2012. Please revise your legality opinion to remove the statement that "I am an attorney at law, licensed to practice in the State of California since December, 1985."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director